UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-38331
NOTIFICATION OF LATE FILING	CUSIP NUMBER 25686H209

(Check one):	Form 10-K	Form 20-F	Form 11-K	✓	Form 10-Q	Form 10-D	Form N-CEN	Form N-CSR

For Period Ended:	March 31, 2021

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DOLPHIN ENTERTAINMENT, INC.
Full Name of Registrant.

Former Name if Applicable

150 Alhambra Circle, Suite 1200
Address of Principal Executive Office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 was not filed timely due to a technical transmission error at the time of filing. The Form 10-Q will be transmitted after the 5:30 PM eastern time deadline on May 17, 2021. As a result, the Registrant expects the Form 10-Q to receive a filing date of May 18, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mirta A Negrini	(305)	774-0407
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2021, the Company had a net loss of $5,271,985 as compared to net income of $2,073,847 for the three months ended March 31, 2020.  The net loss for the three months ended March 31, 2021 included losses from changes in fair value of convertible notes, put rights, warrants and contingent consideration in the aggregate amount of $3,870,432.  The net income for the three months ended March 31, 2020 included income from the changes in fair value of convertible notes, put rights, warrants and contingent consideration in the aggregate amount of $1,793,714.  In addition, for the three months ended March 31, 2020, the Company recorded a gain on extinguishment of debt related to the Max Steel VIE in the amount of $3,259,865 and a loss on the deconsolidation of the Max Steel VIE in the amount of $1,484,591.

DOLHIN ENTERTAINMENT, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2021	By:	/s/ Mirta A Negrini
Mirta A Negrini Chief Financial Officer